

# AROWANA
## MEDIA HOLDINGS

Pitch deck

# What we do





**Arowana Media Holdings is an entertainment company with a passion for transcendent storytelling across film, television, digital media, and other entertainment mediums.**



**We do this in our flagship subsidiary, Mike the Pike Entertainment, where we secure rights to undervalued and/or legacy IP and develop, package and produce these materials for feature film, television series and more, in partnership with studios and production companies.**



**We anticipate this will lead to further M&E opportunities such as merchandising, NFT/blockchain opportunities, publishing, virtual reality, augmented reality, artificial intelligence, video games and esports.**

# Opportunity



AROWANA
MEDIA HOLDINGS

In the height of the 'streaming wars', networks and studios are sacrificing short term profitability in order to drive long-term subscriber growth with a massive thirst for Intellectual Property.

Those with weaker balance sheets will need alternatives such as co-production partnerships or joint ventures in order to access Intellectual Property or financing to produce the content.

The shift to digital platforms for media consumption implies that demand for content and data will continue to grow.

# Solution



AROWANA
MEDIA HOLDINGS



That's where we come in.  We research, identify, acquire, and package properties with mass appeal or viable niche resonance allowing our investors to participate in the exciting world of entertainment without taking on the bulk risk of production costs which we offset to the studios/financiers with which we partner.

# Achievement & Traction

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MEDIA HOLDINGS

Our team has proven experience in development, packaging, finance, production and distribution. Our team has enjoyed notable achievements in the industry using a proprietary process to identify, option and/or purchase established, and many times undervalued, Intellectual Property (books, graphic novels, screenplays, articles).

We then work and partner to develop, package, finance and/or license the material as a high quality, screen adaptation (film, television, etc.) with opportunities to enjoy credits, fees, royalties, bonuses and ancillary revenue participation (merchandising, spinoffs, etc.) in a number of verticals


VAMPIRELLA
prime video
hulu
HBO
VAMPIRELLA
mike the pike
ENTERTAINMENT
Wish
Barbara O'Connor
SILVERWING
KENNETH OPPEL
BEYOND

We have laid the foundation for a highly scalable business model with achievements that have aligned us with top-tier talent and execs that recognize our ability to identify great, sometimes iconic, material with excellent prospects for high impact market resonance.

# Traction



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MEDIA HOLDINGS

**1**

## Dec 2018

- Sold Global rights for sci-fi/horror feature film, Beyond White Space, starring Holt McCallany (Wrath of Man, Mindhunter). The film has enjoyed theatrical distribution and available on major premium cable and streaming outlets.

- Parent company Mike The Pike Productions was an investor in the project and Mark B. Newbauer a Producer

- Distributor: Vertical Entertainment

**2**

## October 2020

Obtained rights to Horror/Comedy screenplay Children of the Night, currently in development.

**3**

## Sept 2020

- Producer, Manager and former CAA Superagent Jon Levin joins the team as a Strategic Alliance.

- Atty and Entertainment Exec Joseph Lanius (distribution, finance, legal and business strategies) joins the team as a Strategic Alliance.

**4**

## January 2021-present

- Negotiated Option to purchase television/film/new media rights to iconic character and comics series Vampirella from Dynamite Entertainment.

- Partnered with Copperheart Productions in Toronto Canada for development & production on Vampirella for television.

- Optioned rights to NYT Bestseller 'Wish', by Barbara O'Connor

- Obtained Shopping Agreement for Kenneth Oppel's 'Silverwing'

- Negotiating rights to extensive Navajo mystery/action series, and critically acclaimed werewolf trilogy, among other key properties.

# It all starts with the story...



There is something truly magical about storytelling that has been with us since humans first populated the planet.

Written form dates back tens of thousands of years ago, with works like Aesop's Fables and The Epic of Gilgamesh, carved on stone pillars; and works of literature have been adapted for film since the dawn of the industry, like the work of Georges Méliès in 1899, who released two adaptations of established IP —Cinderella, based on the Brothers Grimm and King John, the first known film to be based on the works of Shakespeare.

Today, IP is in higher demand than ever before with streamers and studios willing to pay top dollar for compelling source material & other IP on which to base content with built-in audience potential.



# Market Analysis



As digital streaming steadily eclipses all other forms of in-home entertainment delivery, an entertainment war has erupted among leading subscription video on demand (SVoD) providers.

These streaming wars have opened the gate for newer production companies to step up and cash in by funneling fresh content to hungry SVoDs.

**As IP Guru Peter Csathy stated recently in Forbes magazine:**

**"Content is king like never before, and content creators and ownership have never been in higher demand because of it.
Ownership means control, after all. Ownership drives new monetization opportunities."**

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MEDIA HOLDINGS

# Market Analysis

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MEDIA HOLDINGS


KEANU REEVES
CHAPTERS 1-3
DIARY of a Wimpy Kid
Disney+
AMAZON ORIGINAL
NEW SEASON
SABRINA
DUNE
KING
IT
YOU'RE EXPECTED
GAME OF THRONES
LITTLE FIRES EVERYWHERE

Today's "streaming wars" amongst many of the biggest and most deep-pocketed companies on the planet (Apple, Amazon, Disney, AT&T, Comcast, Google) drive this content-first reality.

While their individual motivations may differ (as examples, Apple uses content to drive iPhone sales, while Comcast uses it to drive ever faster broadband), the result is the same.

Demand for compelling, differentiating content (and lots of it) has never been higher.

Media and entertainment's digitally driven, tech transformed version 2020 world shifts the power away from the studios and back to the storytellers.

"The entertainment industry did not get less popular because of the pandemic; it simply shifted its focus to streaming. Where audiences were not able to go to theaters, they doubled down to their streaming services. *Disney+* ballooned to over 60 million subscribers as of July, reaching their 2024 milestone in 2020. HBO Max reported having reached 36 million in the same month, growing quickly as well. As streaming surges, so does spending on huge IP projects."

**- Sheraz Farooqi, Forbes contributor**

# Market Analysis



According to PwC Global Entertainment & Media Outlook 2020-2024: With people staying at home, Streaming/ OTT video has seen global revenue surge by 26.0% in 2020. And it will keep rising strongly in the coming years, almost doubling in size from US$46.4bn in 2019 to US$86.8bn in 2024.

The launch of the Disney+ streaming service in late 2019 could hardly have been better timed: having projected between 60mn and 90mn paying subscribers by 2024, Disney+ reached 60.5mn in early August 2020.

Not surprisingly given the rise of streaming, global data consumption is another beneficiary of the digital acceleration powered by COVID-19. It will more than double from 1.9 quadrillion megabytes (MB) in 2019 to 4.9 quadrillion MB in 2024.

"Netflix is coming off an unexpectedly robust quarter in which it added nearly 16 million new subscribers while seeing record site traffic. Disney+ recently announced that it had surpassed 54 million paid subscribers, nearly doubling its customer base from February. Even Apple CEO Tim Cook has said that the COVID-19 outbreak has increased Apple TV+ usage."   - **Brandon Katz, The Observer**

# Market Analysis



**Segment compound annual growth rate for next five years**

VR
OTT video
Video games and esports
Internet advertising
Internet access
OOH
Music, radio and podcasts
B2B
Books
TV advertising
Traditional TV and home video
Cinema
Newspapers and consumer magazines

-10%   -5%   0%   5%   10%   15%   20%   25%   30%

■ CAGR 2019-2024

Source: PwC Global Entertainment & Media Outlook 2020-2024 (Data consumption is not included in this chart)

PwC projections show that in 2021, E&M spending will grow by 6.4%. Looking across the five-year forecast period, from 2019 to 2024, we're forecasting overall revenue growth running at a 2.8% compound annual growth rate (CAGR). **– PwC's Global E&M Outlook 2020-2024**



According to PwC Global Entertainment & Media Outlook 2020-2024, Over-the-top (OTT) will thrive in 2020, though at the expense of cinema and traditional TV. Subscription video-on-demand (SVOD) revenue is expected to overtake box office in 2020 and is projected to surge away in the coming five years, reaching more than twice the size of box office in 2024. The pandemic will also accelerate cord-cutting trends, particularly in major traditional TV markets like North America.



We believe that despite the inevitable downturn, there is a tremendous opportunity for content creators, producers and owners of media intellectual property rights. Overall, the industry is large and varied, constantly under pressure to innovate and explore emerging technologies for the potential impact on development.

# Market Opportunity



"It's a seller's market and buyers abound - all willing to pay top dollar. Expect Netflix, Apple, and even potentially Amazon to be near-term Silicon Valley buyers of Hollywood born IP to deepen their content pools and sharpen their content franchises. And, the acquisition target need not be a full library.

Any single iconic film, show, franchise, even individual characters - not to mention the producers who create them - are fair game. The thirst for top IP and the top talent that produces it is insatiable....Today's new hyper-competitive streaming-lead world of M&E is definitely the 'good old days' for creators, artists, producers and owners of content...This M&E content and IP acquisition game is no longer only available to deep-pocketed buyers.

Due to recent major SEC rule changes, consumers like me and you can now take an ownership stake in a movie, show, artist or song of our liking."

**–Peter Csathy, Forbes**

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MEDIA HOLDINGS

# Competition



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MEDIA HOLDINGS



tbs
food
HGTV
PLUTO
now
DOCPLAY
BET
CN
FOXNOW
SUNDANCE NOW
itv
A&E
STARZ
CRACKLE
NOW
abc
NBC
ESPN
NBA
H
tubi
OWN
CW
CNBC
Bloomberg
SN
CBS
COOKING
prime video
molotov
tenplay
iview
HBO NOW
Claro video
sky
epix
CANAL
travel
PBS
Classix

Our competition includes other producers or studios acquiring, aggregating or cultivating original content or intellectual property for exploitation.

The entertainment industry is unique in that it is conducive to an abundance of risk-sharing opportunities; therefore, our competition can often become potential partners and collaborators.
(e.g. we may be in competition with another producer procuring IP, but that same producer may be an ideal partner for a piece of IP we've acquired).



# Business Model

## FINANCIAL

- Ownership Stake in Legacy IP

- Portfolio Style Opportunity with Potential Long -Term Payout

- Significant Upside Potential with Mitigated Risk

- Scalability of Model

## INDUSTRY

- High Demand for IP/Content

- Industry Wide Validation & Acceptance of Model

- Diverse Market Sector with Strong Consumer Engagement

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MEDIA HOLDINGS



# Revenue Sources – Television

**on a property adapted for Television Series typically include one or more of the following:**



- **Option Fee**

- **Acquistion/Purchase**

- **Pilot Services Fee**

- **Series Services Fee**

- **Consulting Services**

- **Contingent Participation (revenues derived from ancillary sources- spinoffs, merchandising, licensing, etc.)**

# Revenue Sources- Feature Film

**on a property adapted for <span style="color:red">Feature Film</span> typically include:**



- **Option Fee**

- **Acquisition/Purchase**

- **Negotiated Backend, Royalties and Box Office/Streaming bonuses**

- **Merchandising and Ancillary rights (spinoffs, sequels, reboots & more)**

# Arowana IP/Rights (highlights)



AROWANA
MEDIA HOLDINGS

**Vampirella**
Multiple Writers & Artists
In Development as TV Series



VAMPIRELLA
SEDUCTION OF THE INNOCENT
BOOK THREE: THE EXILE
PRIEST
STORY
ERGÜN GÜNDÜZ
ART AND COLORS
WILLIE SCHUBERT
LETTERING
MATT IDELSON
EDITOR
VAMPIRELLA
02
DYNAMITE

Vampirella originally came to Earth as a vengeful angel of death. Human astronauts crash landed on her planet and murdered the love of her life. Vampirella killed them and used their spaceship to come here hellbent to exact a terrible revenge. However, she soon observed that not all humans were evil and that there was much worth protecting. Despite literally thirsting for blood, she changed her way of thinking, vowing never to take a life without good reason.

Vampirella has become (and as of 2021 remains) the longest-running English-language vampire comic book of all time, its latest run, helmed by Christopher Priest (Black Panther), is its most successful yet, with more issues sold in its 50th anniversary than any previous year and it continues to gain momentum in popularity as new readers discover Vampirella's timely storyline.



# Arowana IP/Rights (highlights)

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MEDIA HOLDINGS



With a little luck, you can get what you wish for

Wish

Barbara O'Connor

AUTHOR OF *HOW TO STEAL A DOG*

**Wish**
By Barbara O'Connor
In Development as Feature Film

A New York Times Bestseller/ Top 10 Middle Grade Paperback

Eleven-year-old Charlie Reese has been making the same secret wish every day since fourth grade. She even has a list of all the ways there are to make the wish, such as cutting off the pointed end of a slice of pie and wishing on it as she takes the last bite. But when she is sent to the Blue Ridge Mountains of North Carolina to live with family she barely knows, it seems unlikely that her wish will ever come true.

That is until she meets Wishbone, a skinny stray dog who captures her heart, and Howard, a neighbor boy who proves surprising in lots of ways. Suddenly Charlie is in serious danger of discovering that what she thought she wanted may not be what she needs at all.

From award-winning author Barbara O'Connor comes a middle-grade novel about a girl who, with the help of a true-blue friend, a big-hearted aunt and uncle, and the dog of her dreams, unexpectedly learns the true meaning of family in the least likely of places.

# Arowana IP/Rights (highlights)



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THURLO
ENEMY WAY
BAD MEDICINE
NEVER-ENDING-SNAKE
MOURNING DOVE
DEATH WALKER
BLACK THUNDER
AIMÉE & DAVID THURLO
ELLA CLAH
BLACKENING SONG
TURQUOISE GIRL
RED MESA
GHOST MEDICINE
WHITE THUNDER
An Ella Clah Novel

**Ella Clah**
By Aimée and David Thurlo
In Development as TV Series

Ella Clah is the central character in a series of mystery/police procedural novels by American authors Aimee Thurlo and David Thurlo.

*Ella Clah*, a Navajo Police special investigator, is one of the most enduring and popular characters in detective fiction today. Ella's dedicated fans have long dreamed of the bestselling, critically acclaimed series coming to television.

Black*ening Song* is the debut of Navajo FBI agent Ella Clah, who returns to the reservation to investigate the murder of her father, a minister. The ritual nature of the killing makes Ella's brother, a medicine man, the prime suspect. Without cooperation from the tribe, the FBI, or the local police, Ella must plumb the depths of the struggle between traditionalist and modernist forces among the Navajo to find her father's murderer.

# Arowana IP/Rights (highlights)



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MEDIA HOLDINGS



**Silverwing**
By Kenneth Oppel
In Development as Feature Film

In Partnership with Jane MacGregor and Delna Bhesania, co-founder of Bardel Entertainment (Rick and Morty, Dawn of the Croods, The Dragon Prince).

***Silverwing*** is a best-selling children's novel, written by Kenneth Oppel, first published in 1997 by HarperCollins.

Shade is a young Silverwing bat, the runt of his colony. But he's determined to prove himself on the long, dangerous winter migration to Hibernaculum, millions of wingbeats to the south. During a fierce storm, he loses the others and soon faces the most incredible journey of his young life.

Desperately searching for a way to rejoin his flock, Shade meets a remarkable cast of characters: Marina, a Brightwing bat with a strange metal band on her leg; Zephyr, a mystical albino bat with a strange gift; and Goth, a gigantic carnivorous vampire bat. But which ones are friends and which ones are enemies? In this epic story of adventure and suspense, Shade is going to need all the help he can find -- if he hopes to ever see his family again.

# Team



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MEDIA HOLDINGS



## MARK B. NEWBAUER
**CEO, Producer**

Mark graduated from Columbia College Chicago where he studied filmmaking, screenwriting and producing, as well as improvisational acting, writing, and directing at Chicago's famous The Second City.  His first short film (writer, producer) Dreamkiller won 'Best of the Fest' for historical fiction at the New York International Film and Video Festival concurrent to his work servicing talent and literary clients at BRS/The Gage Group.  In 2009 Newbauer formed Arowana's parent company, Mike the Pike Productions, where he demonstrated his ability to identify, negotiate and acquire rights to prominent Intellectual Property which became the company's business model, a perfect fit for the team's network of studio/streamer execs, production companies, talent/creatives, and other key players in the entertainment industry.



## RICH ANGELL
**Producer**

Rich is an independent producer based in Cleveland, OH. He has produced or consulted on numerous feature films over his 10- year career including Sophomore, starring Patrick Warburton, and After, starring Kathleen Quinlan, Diane Neal and Pablo Schreiber. Angell founded a state-of-the-art production studio in a 4 million square foot former Kodak facility. He is a former board member of the renowned George Eastman Museum and has a Masters degree from the University of Rochester. Angell has been instrumental in strategy development, as well as securing prominent pieces of Intellectual Property.

# Strategic Alliances



**AROWANA MEDIA HOLDINGS**



**JON LEVIN**

**Producer**

Over the past four decades, Jon Levin has forged one of the most respected careers in the Hollywood community. After graduating with honors from USC Law School, Jon Levin was a business affairs executive and motion picture and television literary agent with Creative Artists Agency for 38 years.

In 2017, he became FOURWARD's head of motion picture and television development and production divisions. Known for his specialized representation of iconic and compelling intellectual property from novels, graphic novels, comic books, foreign films to life rights and his work in the animation, science fiction and fantasy and historical and biographical worlds, Jon has packaged such diverse films and tentpole franchises as Midnight Run, Hook, Contact, Bram Stoker's Dracula, Unbroken, Murder On The Orient Express, Hostiles, Karate Kid, Mars Attacks!, On The Basis Of Sex, Mrs. Doubtfire, Little Miss Sunshine, Glengarry Glen Ross, Shrek, Coraline, Ice Age And Where The Wild Things Are and such acclaimed television series as Hannibal, The Leftovers and American Gods.

"Jon has worked with some of the best in the industry, including Brad Pitt, Natalie Portman, Steven Spielberg, Will Smith, George Clooney, Tom Hanks, John Hughes, Robert Zemeckis and Robert Downey, Jr. among many others. The films in which Jon has been involved have garnered over 100 Academy Award nominations and 25 Oscar wins." – **Fourward founder, Will Ward**

"Jon's contributions to so many clients and companies reach back 38 years. His ability to pick great stories and entertainment is only surpassed by his character and integrity. He's going to be one of the great producers in our business; in many ways, he already is." – **CAA partner, Bryan Lourd**

# Strategic Alliances



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MEDIA HOLDINGS



**JOSEPH S. LANIUS**

**Entertainment Counsel**

Joseph is an entertainment attorney who specializes in distribution, finance and production legal affairs. He also provides executive producing services to motion picture producers and production companies, offering consulting on financial structuring and investment, and direct distribution sources in the United States, China and the Middle East.

Before entering private practice, Joseph served as Lead Counsel - Business & Legal Affairs for After Dark Films, where he was responsible for overseeing distribution and financial structuring for the After Dark Originals and After Dark Action slates as well as individual titles consisting of over 20 feature films. Prior to that, he was Director of Business & Legal Affairs for IM Global, where he focused on distribution for the various films IM Global represented including the PARANORMAL ACTIVITY and INSIDIOUS franchises as well as COMPANY MEN (Kevin Costner, Tommy Lee Jones), BULLET TO THE HEAD (Sylvester Stallone) and SAFE (Jason Statham).

Since entering private practice, some of Joseph's current and former clients include Fanying Shanghai, Sparkhouse Media, Benaroya Pictures, Mulberry Pictures, International Film Trust, QED International and Highland Film Group. A few of the pictures Joseph has helped bring to worldwide audiences include CELL (John Cusack, Samuel L. Jackson), 478 (Arnold Schwarzenegger) QUEEN OF THE DESERT (Nicole Kidman, James Franco, Robert Pattinson), FURY (Brad Pitt, David Ayers), DIRTY GRANDPA (Zac Efron, Robert DeNiro), TO THE BONE (Lilly Collins, Keanu Reeves), and the upcoming films HOUR OF LEAD (Thomas Jane, Anne Heche), INHERITANCE (Lilly Collins, Simon Pegg) and SEMPER FI (Jai Courtney, Finn Wittrock, Leighton Meester).

Joseph earned his B.A. from the University of North Texas and his J.D. from Southwestern Law School.



# AROWANA
## M E D I A   H O L D I N G S

Thank you for your interest

Inquiries:

Arowana Media Holdings
www.ArowanaMedia.com
hey@arowanamedia.com